Exhibit 99.1

ASUR Announces Total Passenger Traffic for August 2023

Passenger traffic increased year-on-year by 5.9% in Mexico and 23.2% in Puerto Rico and decreased 13.0% in Colombia

MEXICO CITY, Sept. 5, 2023 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR), ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced that passenger traffic for August 2023 reached a total of 6.2 million passengers, 3.8% above the levels reported in August 2022.

Passenger traffic increased year-on-year by 5.9% in Mexico and 23.2% in Puerto Rico and declined 13.0% in Colombia. Passenger traffic growth in Mexico and Puerto Rico was mainly driven by increases in domestic traffic of 13.0% and 21.8%, respectively, together with a 37.4% increase in international traffic in Puerto Rico, partially offset by a 1.3% decrease in Mexico. Passenger traffic in Colombia remained negatively affected by the suspension of operations of two local airlines since the beginning of 2023.

This announcement reflects comparisons between the periods August 1 through August 31, 2023, and 2022. Transit and general aviation passengers are excluded from traffic measures in Mexico and Colombia.

Passenger Traffic Summary
	August		% Chg	Year to date		% Chg
	2022	2023		2022	2023
Mexico	3,543,252	3,752,851	5.9	26,079,079	29,511,348	13.2
Domestic Traffic	1,791,666	2,024,362	13.0	11,799,961	14,049,091	19.1
International Traffic	1,751,586	1,728,489	(1.3)	14,279,118	15,462,257	8.3
San Juan, Puerto Rico	905,678	1,116,216	23.2	7,086,614	8,497,329	19.9
Domestic Traffic	819,719	998,100	21.8	6,467,266	7,604,175	17.6
International Traffic	85,959	118,116	37.4	619,348	893,154	44.2
Colombia	1,483,764	1,291,587	(13.0)	10,682,141	9,832,115	(8.0)
Domestic Traffic	1,210,803	1,020,110	(15.7)	8,922,406	7,914,708	(11.3)
International Traffic	272,961	271,477	(0.5)	1,759,735	1,917,407	9.0
Total Traffic	5,932,694	6,160,654	3.8	43,847,834	47,840,792	9.1
Domestic Traffic	3,822,188	4,042,572	5.8	27,189,633	29,567,974	8.7
International Traffic	2,110,506	2,118,082	0.4	16,658,201	18,272,818	9.7

Mexico Passenger Traffic
		August		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		1,791,666	2,024,362	13.0	11,799,961	14,049,091	19.1
CUN	Cancun	1,072,363	1,153,621	7.6	6,749,418	7,875,338	16.7
CZM	Cozumel	23,284	24,686	6.0	115,228	126,653	9.9
HUX	Huatulco	79,472	68,883	(13.3)	587,232	566,708	(3.5)
MID	Merida	254,273	297,974	17.2	1,709,940	2,198,787	28.6
MTT	Minatitlan	10,079	13,396	32.9	65,668	85,384	30.0
OAX	Oaxaca	94,729	144,337	52.4	689,559	956,323	38.7
TAP	Tapachula	38,989	50,510	29.5	317,135	347,158	9.5
VER	Veracruz	112,382	152,185	35.4	803,336	1,026,622	27.8
VSA	Villahermosa	106,095	118,770	11.9	762,445	866,118	13.6
International Traffic		1,751,586	1,728,489	(1.3)	14,279,118	15,462,257	8.3
CUN	Cancun	1,653,404	1,636,287	(1.0)	13,467,783	14,570,431	8.2
CZM	Cozumel	39,035	28,344	(27.4)	348,794	338,117	(3.1)
HUX	Huatulco	2,165	1,938	(10.5)	64,240	79,237	23.3
MID	Merida	23,579	25,778	9.3	172,912	223,317	29.2
MTT	Minatitlan	1,562	776	(50.3)	8,262	5,611	(32.1)
OAX	Oaxaca	18,070	21,367	18.2	126,533	148,172	17.1
TAP	Tapachula	1,736	1,327	(23.6)	9,372	12,252	30.7
VER	Veracruz	9,464	9,992	5.6	62,573	66,367	6.1
VSA	Villahermosa	2,571	2,680	4.2	18,649	18,753	0.6
Traffic Total Mexico		3,543,252	3,752,851	5.9	26,079,079	29,511,348	13.2
CUN	Cancun	2,725,767	2,789,908	2.4	20,217,201	22,445,769	11.0
CZM	Cozumel	62,319	53,030	(14.9)	464,022	464,770	0.2
HUX	Huatulco	81,637	70,821	(13.2)	651,472	645,945	(0.8)
MID	Merida	277,852	323,752	16.5	1,882,852	2,422,104	28.6
MTT	Minatitlan	11,641	14,172	21.7	73,930	90,995	23.1
OAX	Oaxaca	112,799	165,704	46.9	816,092	1,104,495	35.3
TAP	Tapachula	40,725	51,837	27.3	326,507	359,410	10.1
VER	Veracruz	121,846	162,177	33.1	865,909	1,092,989	26.2
VSA	Villahermosa	108,666	121,450	11.8	781,094	884,871	13.3

US Passenger Traffic, San Juan Airport (LMM)
	August		% Chg	Year to date		% Chg
	2022	2023		2022	2023
SJU Total	905,678	1,116,216	23.2	7,086,614	8,497,329	19.9
Domestic Traffic	819,719	998,100	21.8	6,467,266	7,604,175	17.6
International Traffic	85,959	118,116	37.4	619,348	893,154	44.2

Colombia Passenger Traffic Airplan
		August		% Chg	Year to date		% Chg
		2022	2023		2022	2023
Domestic Traffic		1,210,803	1,020,110	(15.7)	8,922,406	7,914,708	(11.3)
MDE	Rionegro	905,638	749,341	(17.3)	6,611,937	5,886,351	(11.0)
EOH	Medellin	113,985	118,920	4.3	815,244	801,054	(1.7)
MTR	Monteria	134,785	103,063	(23.5)	1,029,932	844,000	(18.1)
APO	Carepa	22,887	16,849	(26.4)	178,212	134,638	(24.5)
UIB	Quibdo	32,160	29,880	(7.1)	238,396	232,525	(2.5)
CZU	Corozal	1,348	2,057	52.6	48,685	16,140	(66.8)
International Traffic		272,961	271,477	(0.5)	1,759,735	1,917,407	9.0
MDE	Rionegro	272,961	271,477	(0.5)	1,759,735	1,917,407	9.0
EOH	Medellin
MTR	Monteria	-	-		-	-
APO	Carepa	-	-		-	-
UIB	Quibdo	-	-		-	-
CZU	Corozal	-	-		-	-
Traffic Total Colombia		1,483,764	1,291,587	(13.0)	10,682,141	9,832,115	(8.0)
MDE	Rionegro	1,178,599	1,020,818	(13.4)	8,371,672	7,803,758	(6.8)
EOH	Medellin	113,985	118,920	4.3	815,244	801,054	(1.7)
MTR	Monteria	134,785	103,063	(23.5)	1,029,932	844,000	(18.1)
APO	Carepa	22,887	16,849	(26.4)	178,212	134,638	(24.5)
UIB	Quibdo	32,160	29,880	(7.1)	238,396	232,525	(2.5)
CZU	Corozal	1,348	2,057	52.6	48,685	16,140	(66.8)

About ASUR
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx.

CONTACT: ASUR, Lic. Adolfo Castro, +52-55-5284-0408, acastro@asur.com.mx; InspIR Group, Susan Borinelli, +1-646-330-5907, susan@inspirgroup.com